                    [CRAVATH, SWAINE & MOORE LLP LETTERHEAD]

                                                                  April 23, 2007

                              BioFuel Energy Corp.
                       Registration Statement on Form S-1
                               File No. 333-139203

Dear Ms. Long:

     BioFuel Energy Corp. (the "Company") has filed today with the Securities and Exchange Commission (the "Commission"), via EDGAR, Amendment No. 3
("Amendment No. 3") to its Registration Statement on Form S-1 (File No.
333-139203) (the "Registration Statement"). Four clean copies of Amendment No. 3 to the Registration Statement, and four copies that are marked to show changes from Amendment No. 2 to the Registration Statement, are enclosed for your convenience with three copies of this letter. Page references in the response are to pages in the marked copy of Amendment No. 3.

     Set forth below in bold font are the comments of the staff of the
Commission (the "Staff") contained in your letter dated April 2, 2007, and immediately below each comment is the response of the Company with respect thereto. Reference is made to the response letters previously filed with the
Commission as correspondence dated April 13, 2007 and April 16, 2007. The response to the first comment has been updated since the response letter dated
April 16, 2007, to reflect discussions with the Staff regarding calculation methodology and to reflect the price range included in Amendment No. 3 to the
Registration Statement. With respect to the second comment, the "Compensation
Discussion and Analysis", previously provided in draft form as an exhibit to the response letter dated April 13, 2007, has been included in Amendment No. 3.

                                                                               2

RECAPITALIZATION, PAGE 32
-------------------------

     1.   WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 2 IN OUR LETTER DATED
          FEBRUARY 7, 2007. PARAGRAPH 13 OF EITF 98-5 STATES THAT, FOR A
          SECURITY THAT BECOMES CONVERTIBLE ONLY UPON THE OCCURRENCE OF A FUTURE
          EVENT OUTSIDE THE CONTROL OF THE HOLDER, ANY CONTINGENT BENEFICIAL
          CONVERSION FEATURE SHOULD BE MEASURED AT THE COMMITMENT DATE BUT NOT
          RECOGNIZED IN EARNINGS UNTIL THE CONTINGENCY IS RESOLVED.

          PLEASE CLARIFY FOR US WHEN THE COMMITMENT DATES ARE FOR EACH DIFFERENT
          CLASS OF EQUITY BEING CONVERTED INTO ONE CLASS OF EQUITY. PARAGRAPH 16
          OF EITF 00-27 DEFINES THE COMMITMENT DATE AS THE DATE IN WHICH A
          BINDING, LEGALLY ENFORCEABLE AGREEMENT WITH AN UNRELATED PARTY
          SPECIFIES ALL SIGNIFICANT TERMS AND INCLUDES A DISINCENTIVE FOR
          NONPERFORMANCE THAT IS SUFFICIENTLY LARGE TO MAKE PERFORMANCE
          PROBABLE. IF, SUBSEQUENT TO THE INITIAL COMMITMENT DATES, THERE WERE
          ANY CHANGES TO THE AGREEMENT TO EXCHANGE EXISTING CLASSES OF EQUITY
          FOR ONE CLASS OF EQUITY, PLEASE TELL US IF YOU HAVE RECOGNIZED NEW
          COMMITMENT DATES AND IF NOT, WHY NOT. SEE PARAGRAPHS 8-12 OF EITF
          00-27.

          PLEASE PROVIDE US WITH YOUR ANALYSIS AS TO WHETHER THERE ARE ANY
          BENEFICIAL CONVERSION FEATURES ASSOCIATED WITH YOUR PREFERENTIAL
          RATIOS OF EXCHANGE. YOU STATE THAT THE DOLLAR AMOUNT OF LIQUIDATION
          PREFERENCE FOR EACH HOLDER WILL BE DETERMINED BY THE PRICING OF THE
          IPO. PLEASE PROVIDE AN ESTIMATE OF THE IPO PRICE IN YOUR ANALYSIS. SEE
          CASES 2 TO 4 OF EITF 98-5.

          The terms of the current limited liability company agreement of
          BioFuel Energy, LLC (the "LLC Agreement"), at the date it was originally entered into, stipulate that upon an IPO, all classes of
          LLC equity will automatically convert into one class of LLC equity. In connection with the IPO, each newly issued unit of LLC equity will be exchangeable at the holder's option into one share of the common stock of the Company. The LLC Agreement contains provisions that set forth the method for determining the exchange ratio of the single class of equity for the various existing classes of equity. The precise exchange ratio for each unit will depend on the final initial public offering price and IPO valuation of the Company. The LLC Agreement defines the significant terms of the exchange, which include the number of units which are outstanding, the formula used to determine the exchange ratios and the event (an IPO) which would require conversion from multiple classes of equity to a single class of equity of the LLC. The date each unit holder entered into the LLC Agreement is the date the unit holder became legally bound by the terms of the
          LLC Agreement. We have been advised by the Company that the commitment date for equity Classes A, C, D and M is May 1, 2006, and that the commitment date for equity Class B is September 25, 2006. We have also been advised by the Company that subsequent to the initial commitment dates, there have been no changes to the LLC Agreement which would result in the recognition of a new commitment date.

          At the commitment dates, the Company has determined that there are beneficial conversion features associated with the exchange ratios at both the commitment

                                                                               3

          date and at the date of the IPO. These beneficial conversion features are contingent upon an IPO. Under the provisions of EITF 98-5 and EITF
          00-27, the beneficial conversion features have been calculated assuming an IPO price of $17 per share and the Company selling
          9,500,000 shares (resulting in an initial public offering of approximately 29% of the Company). The Company has determined that, based on these assumptions, the beneficial conversion feature at the commitment date is approximately $4.3 million and has been calculated as the economic benefit which results from comparison of the fair value of the equity units that would have been received upon exchange if the Company had completed an IPO (assuming an IPO price of $4.19 per share at May 1, 2006 and $7.98 per share at September 30, 2006, based upon valuations performed at that time) at the commitment date and the proceeds received for the units. The additional beneficial conversion feature at the IPO date is approximately $0.4 million and has been calculated as the fair value of the equity units at the commitment date multiplied by the incremental common shares the holders will be entitled to receive upon exchange (based upon the estimated change in the IPO price) between the commitment date and the
          IPO date and has been limited to the amount of the proceeds allocated to the applicable equity units. Both amounts will be recorded at the
          IPO date, when the contingency is resolved and the LLC equity units are exchangeable, as a decrease in retained earnings and an increase in additional paid in capital. Please see the analysis attached as
          Exhibit A for illustrative examples of the results of the exchange ratios based upon the low and high range, as well as the mid-point, of the estimated IPO prices included in Amendment No. 3 to the
          Registration Statement.

MANAGEMENT, PAGE 78
-------------------

     2.   REGISTRATION STATEMENTS, INCLUDING PRE-EFFECTIVE AND POST-EFFECTIVE
          AMENDMENTS FILED ON OR AFTER DECEMBER 15, 2006, THAT ARE REQUIRED TO
          INCLUDE ITEMS 402 AND 404 OF REGULATION S-K DISCLOSURES FOR FISCAL
          YEARS ENDING ON OR AFTER DECEMBER 15, 2006, MUST COMPLY WITH THE
          REQUIREMENTS ADOPTED BY THE COMMISSION AND PUBLISHED IN RELEASE NO.
          33-8732A. PLEASE REVISE. FOR GUIDANCE, YOU MAY WISH TO REFER TO OUR
          COMPLIANCE AND DISCLOSURE INTERPRETATIONS AND OUR TRANSITION QUESTIONS
          AND ANSWERS ON EXECUTIVE COMPENSATION AND RELATED PERSON DISCLOSURE,
          BOTH OF WHICH ARE AVAILABLE IN THE DIVISION OF CORPORATION FINANCE'S
          SECTION UNDER "SEC DIVISIONS" ON THE COMMISSION'S WEBSITE AT
          WWW.SEC.GOV.

          We acknowledge the Staff's comment and have revised the disclosure in
          Amendment No. 3 to the Registration Statement accordingly. (See pages
          84-95 and 104).

                                                                               4

     Please contact the undersigned at (212) 474-1230, or, in my absence, Craig
F. Arcella at (212) 474-1024 or Ronald Cami at (212) 474-1048, with any questions or comments you may have.

                                                Very truly yours,

                                                /s/ Sarah K.L. Chow

                                                Sarah K.L. Chow

Ms. Pamela A. Long
Assistant Director
    United States Securities and Exchange Commission
         Division of Corporation Finance
              100 F Street, N.E.
                   Washington, D.C. 20549-7010

Copy to:

Ms. Brigitte Lippmann,
    United States Securities and Exchange Commission

Mr. Jeffrey Gordon,
    United States Securities and Exchange Commission

Mr. Scott H. Pearce,
    BioFuel Energy Corp.

Mr. Michael N. Stefanoudakis,
    BioFuel Energy Corp.

                                                                               5

                                                                       EXHIBIT A

Units

                 Units Received @       Units Received @       Units Received @
                 $16.00 IPO Price       $17.00 IPO Price       $18.00 IPO Price
                 ----------------       ----------------       ----------------
A                     16,648,198             16,553,598             16,469,510
B                      1,624,729              1,618,975              1,613,860
M                        754,964                750,736                746,978
C                      3,085,103              3,157,303              3,221,481
D                        887,005                919,387                948,171
                 ----------------       ----------------       ----------------
                      23,000,000             23,000,000             23,000,000

               Amounts Received @      Amounts Received @     Amounts Received @
$'s             $16.00 IPO Price        $17.00 IPO Price       $18.00 IPO Price
               ------------------      ------------------     ------------------
A                  $ 266,371,167           $ 281,411,174          $ 296,451,181
B                     25,995,669              27,522,574             29,049,478
M                     12,079,428              12,762,517             13,445,606
C                     49,361,651              53,674,151             57,986,651
D                     14,192,084              15,629,584             17,067,084
               ------------------      ------------------     ------------------
                   $ 368,000,000           $ 391,000,000          $ 414,000,000
               ==================      ==================     ==================